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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------

                                  SCHEDULE TO

                            TENDER OFFER STATEMENT
   UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)

                              THE WMF GROUP, LTD.
                      (Name of Subject Company (issuer))

                 PRUDENTIAL MORTGAGE CAPITAL ACQUISITION CORP.
                         A WHOLLY OWNED SUBSIDIARY OF
                   PRUDENTIAL MORTGAGE CAPITAL COMPANY, LLC
                     (Names of Filing Persons (offerors))

                    COMMON STOCK, PAR VALUE $.01 PER SHARE
                        (Title of Class of Securities)

                                   000929289
                                (CUSIP Number)

                           RICHARD A. HIBBARD, ESQ.
                  THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                              FOUR GATEWAY CENTER
                             NEWARK, NJ 07102-4069
                                (973) 802-7674
  (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                   Copy to:

                              STEPHEN J. FRIEDMAN
                             DEBEVOISE & PLIMPTON
                               875 THIRD AVENUE
                           NEW YORK, NEW YORK 10022
                                (212) 909-6000

                           CALCULATION OF FILING FEE

      TRANSACTION VALUATION*                            AMOUNT OF FILING FEE**
      ----------------------                            ----------------------
      $ 112,529,802                                           $22,505.96

* For purposes of calculating the filing fee pursuant to Rule 0-11(d), the Transaction Valuation was calculated on the basis of (i) the purchase of 12,643,798 shares of common stock, par value $.01 per share, of The WMF Group, Ltd. at (ii) the tender offer price of $8.90 per Share.
** The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Valuation.
[_] Check the box if any part of the fee is offset as provided by Rule 0-
    11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                     Filing Party:
Form or Registration No.:                   Date Filed:

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X] third-party tender offer subject to Rule 14d-1.

   [_] issuer tender offer subject to Rule 13e-4.

   [_] going-private transaction subject to Rule 13e-3.

   [_] amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

  This Tender Offer Statement on Schedule TO ("Schedule TO") relates to the offer by Prudential Mortgage Capital Acquisition Corp. ("Purchaser"), a Delaware corporation and a wholly owned subsidiary of Prudential Mortgage Capital Company, LLC, a Delaware limited liability company ("Parent"), to purchase all the outstanding shares of common stock, par value $.01 per share (the "Common Stock") of The WMF Group, Ltd. ("WMF"), which are not owned by Parent or its affiliates, at a purchase price of $8.90 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 23, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal which are annexed to and filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Schedule TO is being filed on behalf of Purchaser and Parent.

  All information set forth in the Offer to Purchase filed as Exhibit
(a)(1)(A) to this Schedule TO is incorporated by reference in answer to Items 1 through 11 in this Schedule TO, except those items as to which information is specifically provided herein.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

  (C)(3) AND (C)(4) None of Parent, Purchaser or, to the best knowledge of such entities, any of the persons listed on Schedules I or II to the Offer to Purchase has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 10. FINANCIAL STATEMENTS.

  Not applicable.

ITEM 12. EXHIBITS.

  (a)(1)(A) -- Offer to Purchase, dated as of May 23, 2000.
  (a)(1)(B) -- Form of Letter of Transmittal.
  (a)(1)(C) -- Form of Notice of Guaranteed Delivery.
  (a)(1)(D) -- Form of Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.
  (a)(1)(E) -- Form of Letter to Clients for Use by Brokers, Dealers,
               Commercial Banks, Trust Companies and other Nominees.
  (a)(1)(F) -- Guidelines for Certification of Taxpayer Identification Number
               on Substitute Form W-9.
  (a)(1)(G) -- Text of joint press release, issued by Parent and WMF on May
               10, 2000 (incorporated by reference to Schedule TO filed by Parent and Purchaser on May 10, 2000).
  (a)(1)(H) -- Summary Advertisement, published on May 23, 2000.
  (b)       -- None.
  (d)(1)(A) -- Agreement and Plan of Merger, dated as of May 10, 2000, among
               Parent, Purchaser and WMF.
  (d)(1)(B) -- Stockholders Agreement, dated as of May 10, 2000, among Parent,
               Capricorn Investors II, L.P., Capricorn Holdings, Inc., Demeter Holdings Corporation, Phemus Corporation, Commonwealth Overseas Trading Company Limited, Mohammed A. Al-Tuwaijri, J. Roderick Heller, III, John D. Reilly and Shekar Narasimhan.
  (d)(1)(C) -- Employment Agreement, dated as of May 10, 2000, among WMF,
               Parent and Shekar Narasimhan.
  (d)(1)(D) -- Employment Agreement, dated as of May 10, 2000, among WMF,
               Parent and Charles H. Cremens.
  (g)       -- None.
  (h)       -- None.

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

                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2000

                                          PRUDENTIAL MORTGAGE CAPITAL
                                          ACQUISITION CORP.

                                          By: /s/ Michael B. Jameson
                                             __________________________________
                                             Name: Michael B. Jameson
                                             Title: Vice President

                                          PRUDENTIAL MORTGAGE CAPITAL COMPANY,
                                          LLC

                                          By: /s/ Michael B. Jameson
                                             __________________________________
                                             Name: Michael B. Jameson
                                             Title: Senior Vice President

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

                               INDEX OF EXHIBITS

 Exhibit
   No.          Document
 -------        --------
(a)(1)(A)   --   Offer to Purchase, dated as of May 23, 2000.
(a)(1)(B)   --   Form of Letter of Transmittal.
(a)(1)(C)   --   Form of Notice of Guaranteed Delivery.
(a)(1)(D)   --   Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and
                 Other Nominees.
(a)(1)(E)   --   Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust
                 Companies and other Nominees.
(a)(1)(F)   --   Guidelines for Certification of Taxpayer Identification Number on Substitute
                 Form W-9.
(a)(1)(G)   --   Text of joint press release, issued by Parent and WMF on May 10, 2000
                 (incorporated by reference to Schedule TO filed by Parent and Purchaser on May
                 10, 2000).
(a)(1)(H)   --   Summary Advertisement, published on May 23, 2000.
(b)         --   None.
(d)(1)(A)   --   Agreement and Plan of Merger, dated as of May 10, 2000, among Parent,
                 Purchaser and WMF.
(d)(1)(B)   --   Stockholders Agreement, dated as of May 10, 2000, among Parent, Capricorn
                 Investors II, L.P., Capricorn Holdings, Inc., Demeter Holdings Corporation,
                 Phemus Corporation, Commonwealth Overseas Trading Company Limited, Mohammed A.
                 Al-Tuwaijri, J. Roderick Heller, III, John D. Reilly and Shekar Narasimhan.
(d)(1)(C)   --   Employment Agreement, dated as of May 10, 2000, among WMF, Parent and Shekar
                 Narasimhan.
(d)(1)(D)   --   Employment Agreement, dated as of May 10, 2000, among WMF, Parent and Charles
                 H. Cremens.
(g)         --   None.
(h)         --   None.

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